Exhibit 12.1

CalAmp Corp.
Ratio of Earnings to Fixed Charges (1)
(in thousands of US dollars except for ratios)

	Six Months
	Ended	Year Ended February 28,
	August 31,
	2013	2013	2012	2011	2010	2009
Earnings (losses):
Income (loss) from continuing operations
before income taxes	7,384	15,448	5,279	(3,455)	(12,225)	(45,895)
Add
Fixed charges	543	1,056	1,783	2,084	1,594	1,861
Earnings (loss) as defined	7,927	16,504	7,062	(1,371)	(10,631)	(44,034)

Fixed charges:
Interest expense and amortization
of debt issue costs and discount	209	487	1,261	1,445	940	1,091
Estimated interest component
of rent	334	569	522	639	654	770
Total fixed charges	543	1,056	1,783	2,084	1,594	1,861

Deficiency of earnings available to cover fixed
charges (2)	-	-	-	3,455	12,225	45,895

Ratio of earnings to fixed charges	14.6	15.6	4.0	-	-	-

(1)	We compute the ratio of earnings to fixed charges by dividing (i) earnings, which consists of income from continuing operations before income taxes plus fixed charges, by (ii) fixed charges, which consist of interest expense and estimated interest component of rent.
(2)	Earnings were insufficient to cover fixed charges by $3.5 million, $12.2 million and $45.9 million in 2011, 2010, and 2009, respectively.